SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                           Notification of Late Filing

                        Commission File Number: 333-75956
                                                ---------

(Check one)


[ ]    Form 10-K and Form 10-KSB Form 11-K

[x]    Form 20-F Form 10-Q and Form 10-QSB Form N-SAR

       For period ended March 31, 2006
                        ---------------

[ ]    Transition Report on Form 10-K and Form 10-KSB

[ ]    Transition Report on Form 20-F

[ ]    Transition Report on Form 11-K

[ ]    Transition Report on Form 10-Q and Form 10-QSB

[ ]    Transition Report on Form N-SAR

       For the transition period ended _______________

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _____________



                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant NS8 Corporation.
                        ----------------

Former name if applicable ___________________________________

           Address of principal executive office (Street and Number)

                         1420 Fifth Avenue, 22nd Floor
                         ------------------------------

City, State and Zip Code Seattle, Washington  98101
                         ---------------------------


                                     PART II
                             RULE 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or xpense;

[x] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     On May 12, 2006, the management of NS8 Corporation (the "Company") concluded that certain of the Company's previously issued financial statements should be restated to amend and restate the accounting treatment utilized in connection with certain securities containing embedded derivatives. The restatement is limited to the Company's reporting of its derivative instruments pursuant to Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133") and the accounting treatment of certain warrants issued for consulting services, and will not affect the Company's cash flows or cash positions during the restated periods.

     The Company is currently in the process of restating its financial results for the quarters ended March 31, June 30 and September 30, 2005. Consequently, the Company must review the financial statements for the quarter ended March 31, 2006 in light of such restatements. As a result of the Company's decision to restate certain financial statements, the Company is unable to complete the preparation of its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, within the required time period, without unreasonable effort or expense.


                                     PART IV
                                OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification.





       Ricardo Rosado              604                 677-6994
       --------------              ---                 --------
           (Name)              (Area Code)         (Telephone Number)


    (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period) that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                         [x]  Yes   [ ]   No


    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                         [ ]  Yes   [x]   No


                                NS8 Corporation.
                                ----------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 15, 2006                By:     /s/ Ricardo Rosado
                                          -------------------
                                          Ricardo Rosado
                                          Chief Financial Officer